September 19, 2008

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Angela Crane	VIA EDGAR

Re:	EnteroMedics Inc.
Form 10-K for the year ended December 31, 2007
Filed March 13, 2008
File No. 001-33818

Ladies and Gentlemen:

On behalf of EnteroMedics Inc. (“EnteroMedics”) we are responding to the letter dated September 8, 2008 (the “Comment Letter”) from Angela Crane, Accounting Branch Chief, Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above EnteroMedics’ corresponding response.

Form 10-K for the Year Ended December 31, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page 55

1. It does not appear that your auditors audited the cumulative activity from the date of inception (December 19, 2002) through December 31, 2007. An auditors association with the cumulative data is required on an annual basis as long as you are in the development stage. Revise to include an auditors report clearly identifying this period as audited or discuss why you believe no audit is necessary.

Response: The report of independent registered public accounting firm has been revised to clearly identify that the period from December 19, 2002 (date of inception) through December 31, 2007 has been audited. The Company will amend Item 8 of Form 10-K for the year ended December 31, 2007 for this typographical error.

Note (13) Commitments and Contingencies, page 83

2. We note that you entered into a second research and development agreement with the Mayo Foundation in December 2007 under which you “may be obligated to pay the Mayo Foundation, contingent upon the occurrence of certain future events as defined by the agreement, consideration with respect to licensed know-how regarding product development

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and testing of products and rights to licensed patents, where the Mayo Foundation provided know-how as defined by the agreement.” Please tell us if the consideration you may have to pay is material. If so, revise future filings to disclose a range that you may be required to pay under the agreement. Further, please describe the “certain future events” that would trigger payment. Finally, please revise future filings to discuss this agreement in greater detail and its potential impact on your results of operations and financial position.

Response: As disclosed in Note 13 to the consolidated financial statements filed on Form 10-K for the year ended December 31, 2007, the Company has entered into two research and development agreements with the Mayo Foundation, one in February 2005 and the second in December 2007. Under terms of the first research and development agreement, we collaborate with a group of physicians and researchers at Mayo Clinic in the field of obesity. As described in our filing this collaboration involves the development of new and innovative medical devices for the treatment of obesity by electrically blocking neural impulses on the vagus nerve.

The research and development agreement entered into in December 2007 prescribes a new collaborative effort with the Mayo Foundation, whereby a group of physicians and researchers at Mayo Clinic will assist us in exploring other ways VBLOC™ vagal blocking therapy can help patients. In accordance with the three year agreement, the Mayo Foundation receives an annual $50,000 retainer fee for their efforts. We may also be obligated to pay the Mayo Foundation 1) certain milestone payments if the collaborative efforts result in approved patents, patented products or approval of a product developed in the event the Mayo Foundation provided know-how as defined by the agreement and 2) a percentage of any sublicense revenue obtained from a licensed patent resulting from the agreement.

While the existence of the second research and development contract with the Mayo Foundation was disclosed in Note 13 to the consolidated financial statements, it was concluded after considering both qualitative and quantitative factors that the agreement was not material to the Company and therefore not required to be filed as a material contract in accordance with Item 601(b)(10) of Regulation S-K. Our decision to disclose the second research and development agreement in the notes to the consolidated financial statements was not based on the materiality of the agreement or the payments thereunder on a stand-alone basis; rather it was in consideration of disclosing our entire relationship with the Mayo Foundation.

Given that we do not currently have any products approved for commercial sale and do not generate revenue from the sales of any products, we looked primarily at qualitative factors to determine whether the contract was material. From a qualitative perspective, we assessed whether the loss of the contract would have a material adverse effect on the Company. As this agreement is a collaborative effort to explore new potential uses for VBLOC™ vagal blocking therapy it was concluded that the loss of the contract would not have a material adverse effect on the Company. Quantitatively, the agreement includes an annual retainer of $50,000 for three years and future payments subject to the achievement of certain milestones as described above. At this early stage of the agreement it is not possible to reliably estimate the potential future impact on the results of our operations. As the only known amount is the $50,000 annual retainer, the Company concluded that quantitatively the agreement was also not material.

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September 19, 2008

With the above facts and our conclusion that the research and development agreement entered into in December 2007 was not considered material the Company respectfully believes that the current disclosure in Note 13 to the consolidated financial statements adequately discloses the agreement at the present time. The Company will continue to monitor the collaborative efforts under this agreement and should anything arise that would be assessed as material to the Company from an investor’s perspective, we will endeavor to expand our disclosure and file the agreement as an exhibit to the periodic reporting related to the reporting period in which the agreement becomes material.

Form 10-Q for the three and six months ended June 30, 2008

Financial Statement, page 3

Consolidated Statements of Cash Flows, page 5

3. We see that nonemployee stock based compensation is $(78,140). Please tell us why this amount is negative for the six months ended June 30, 2008. We note your discussion in MD&A that non-employee stock compensation charges decreased due to a drop in the fair value of your common stock compared to prior periods. Please explain.

Response: As disclosed in Note 2 to the consolidated financial statements filed on Form 10-K for the year ended December 31, 2007, the Company accounts for stock-based compensation arrangements with non-employees in accordance with the Emerging Issues Task Force Abstract No. 96-18 (EITF 96-18), Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

Under EITF 96-18, options issued to nonemployees are recorded at their fair value on the measurement date. Measurement date is defined as the earlier of either the date at which a performance commitment is reached or the date at which the performance is completed. There are no disincentives in the event of nonperformance by nonemployees other than the forfeiture of the options. The forfeiture of the options is not determined to be a sufficiently large disincentive for nonperformance such that a performance commitment as defined in EITF 96-18 is reached. EITF 96-18 Footnote 3 states in part:

Forfeiture of the equity instruments as the sole remedy in the event of the counterparty’s nonperformance is not considered a sufficiently large disincentive for purposes of applying this guidance.

Therefore, the Company has established the measurement date as the date at which performance under each respective agreement is completed. Accordingly, the Company remeasures the fair value of the options granted at each reporting period until performance is completed. Remeasuring the fair value of options granted to nonemployees where performance

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had not yet been completed on June 30, 2008 resulted in an overall negative nonemployee stock-based compensation expense balance for the six months ended June 30, 2008. As the Staff points out, our MD&A explains that this decrease is due to a drop in the fair value of our common stock compared to prior periods. Specifically, the Company’s stock price declined from $8.05 as of December 31, 2007 to $4.50 as of June 30, 2008.

Note (1) Summary of Significant Accounting Policies, page 6

Recently Issued Accounting Standards, page 7

4. We note that all of your available for sale securities were measured based on level 2 inputs. Please tell us more about the inputs used, including how you obtain these inputs, what they represent and how you are able to corroborate these prices.

Response: On June 30, 2008 the Company had $3.5 million invested in short-term investments available for sale. Our short-term investments available for sale comprised of $2.3 million in U.S. government agency securities, $0.6 million in corporate bonds and $0.6 million in asset backed securities. Given the Company’s status as a development stage pre-revenue enterprise, our investment policy focuses on liquidity and principal preservation through investments in short-term, high-quality fixed income instruments. The Company has concluded that the best means to manage cash in excess of working capital requirements is through the use of third party asset managers.

The Company’s short-term investment instruments held on June 30, 2008 were all classified using level 2 inputs within the fair value hierarchy described in Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, as the pricing inputs were from market data and/or quoted market prices from either markets that are not active or are for the same or similar assets in active markets. Management determined the fair value of our investments with the assistance of our investment advisors and custodians who use industry accepted pricing services and financial models. The Company will continue to review its SFAS 157 disclosure in future filings and make enhancements as necessary.

* * * * * * *

In connection with our above responses to the Comment Letter, EnteroMedics hereby represents that:

•	It is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

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•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has additional comments, we would appreciate being advised by telephone and, if practical, would be pleased to take comments by telephone. With respect to matters relating to Form 10-K, do not hesitate to contact the undersigned at (651) 789-2764, or Michael Clausman, outside legal counsel, at (612) 492-6971.

Sincerely,

/s/ Greg S. Lea
Greg S. Lea
SVP and Chief Financial Officer